April 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Post-effective Amendment No. 4 on Form N-4 (“Amendment”)

Symetra Resource Variable Account B (File No. 811-4716)

Symetra True Variable Annuity (File No. 333-178461)

Commissioners:

On behalf of Symetra Life Insurance Company (“Symetra Life”) and Symetra Resource Variable Account B (“Separate Account”), we are electronically transmitting for filing, pursuant to Rule 485(b), Post-effective Amendment No. 4 with exhibits, to the Form N-4 Registration Statement for the above referenced Registrant under the Securities Act of 1933, and Amendment Number 46 under the Investment Company Act of 1940.

The changes generally update the disclosure of financial information and reflect other non-material changes as contemplated by Rule 485(b) under the 1933 Act.

Please call the undersigned at 425-256-5026 if you have any questions or comments.

Very truly yours,
/s/ Jacqueline M. Veneziani
Jacqueline M. Veneziani
Vice President and Associate General Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax